

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

July 24, 2017

Joe Cala
President and Chief Executive Officer
Cala Corporation
701 North Post Oak Road
Houston, TX 77024

> **Re: Cala Corporation**
> **Registration Statement on Form 10**
> **Filed June 27, 2017**
> **File No. 000-15109**

Dear Mr. Cala:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

General

1. Please be advised that your registration statement will automatically become effective 60 days after filing. Upon effectiveness, you will become subject to the reporting requirements of the Securities Exchange Act of 1934. In addition, we will continue to review your filing until all of our comments have been addressed. If the review process has not been completed before that date and you are not required to register pursuant to Section 12(g) of the Exchange Act you should consider withdrawing the registration statement to prevent it from becoming effective and file it again at such time as you are able to respond to any remaining issues or comments.

2. We note you were subject to an order on March 6, 2017 revoking the registration of your securities pursuant to Section 12(j) of the Securities Exchange Act of 1934 for failure to

file periodic reports. Please revise your disclosure to discuss the revocation of the registration of your securities under Section 12, including the release number, the date of revocation and the reason the registration of your securities was revoked.

Business, page 3

3. Please describe your business plan for the next twelve months and how you plan to implement it. Please discuss each material event or step required to pursue each of your planned activities, the anticipated timeline for each, and the associated costs accompanying each proposed step in your business plan. Please provide similar information for your plan to build cruise ships for third parties.

4. We note your disclosure that you are in discussions with the China Export & Import bank regarding financing through loan guarantees provided by the Chinese government. Please briefly describe the status of such discussions and clarify the nature of such loan guarantees. For example, please clarify whether you are in discussions with the bank for the Chinese government to guarantee loans to Cala Corporation.

5. If material, please disclose the effect of existing or probable governmental regulations on the business. See Item 101(h)(4)(ix) of Regulation S-K.

6. We note from your disclosure on page 11 that you entered into a construction contract with Cosco Dalain Shipyard. Please briefly summarize the material terms of the agreement, including the services you expect to receive and the associated consideration given in exchange for such services.

7. We note that on January 14, 2015, you announced via a letter to shareholders the creation of five subsidiaries, only one of which relates to the Undersea Resort that is the focus of your disclosure in this registration statement. Please tell us why you have not disclosed in this registration statement the other planned businesses described in such letter to shareholders.

Risks Related to Our Company, page 5

8. There are a number of risk factors that appear not to disclose risks or provide disclosure unrelated to any identified risk. These risk factors include:

- We've produced, distributed or marketed floating structures, page 5
- The Company must respond successfully to ongoing changes in the U.S. hospitality leisure industry, page 6
- Consumer real estate purchasing habits will be consistent throughout the years, page 6
- We do not need to obtain additional investment from the sale of shares in order to continue our operations, page 7

Please revise to provide disclosure that explains any associated risks that you determined are material.

We may not achieve profitability or positive cash flow, page 5

9. We note your disclosure that there is a "fair probability" of receiving construction loans from major Chinese banks. Please revise to clarify whether you have received any written commitments for such construction loans.

Competition in the hospitality industry may make it difficult to succeed long-term, page 6

10. We note your disclosure that hotels and resorts do not pose any competition since your properties will be anchored offshore. Please reconcile this disclosure with the risk factor heading that indicates that competition in the hospitality industry may make it difficult to succeed long-term.

Security Ownership of Certain Beneficial Owners and Management, page 13

11. The disclosure in this section reflects ownership as of December 31, 2016. Please update the information to reflect the most recent practicable date. Please also provide the address of each beneficial owner. Refer to Item 403 of Regulation S-K.

Directors and Executive Officers, page 14

12. Please disclose the dates of each person's principal occupations and employment during the past five years, and the name and principal business of any corporation or other organization in which such occupations and employment were carried on. We also note your disclosure that Mr. Cala was "involved in" various ventures, but please disclose the nature and extent of such involvement. Please also identify the "top management positions" he has held with resorts around the world, including the names of such resorts and when he held such positions. Refer to Item 401(e) of Regulation S-K.

Involvement in Legal Proceedings, page 16

13. Please revise to describe the Desist and Refrain Order issued by the State of California, Department of Corporations to Joseph Cala and the Cala Corporation on March 28, 2012. Refer to Item 401(f) of Regulation S-K. In addition, it does not appear that your disclosure under "Involvement in Legal Proceedings" is consistent with the issuance of such order. Please advise.

Recent Sales of Unregistered Securities, page 18

14. We note your disclosure that the "below listed issuances of unregistered securities were exempt pursuant to Section 4(2) of the Securities Act." However, you did not include any disclosure regarding such issuances. Please provide the disclosure required by Item 701 of Regulation S-K for all securities sold by you within the past three years which were not registered under the Securities Act. In that regard, we note from pages F-10 and F-12 of your financial statements that there were various issuances of shares for services, accounts payable, or cash.

Financial Statements and Exhibits, page 20

15. Please file all required exhibits, including your articles of incorporation and bylaws, and your employment agreement with Mr. Cala. Refer to Item 601 of Regulation S-K.

16. Please file as an exhibit the construction contract entered into with Cosco Dalain Shipyard referenced on page 11 or provide your analysis as to why you believe it is not required. Refer to Item 601(b)(10) of Regulation S-K.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Effie Simpson at (202) 551-3346 or Doug Jones at (202) 551-3309 if you have questions regarding comments on the financial statements and related matters. Please contact John Stickel at (202) 551-3324 or me at (202) 551-3584 with any other questions.

Sincerely,

/s/ Laura Nicholson

Laura Nicholson
Special Counsel
Office of Transportation and Leisure